As filed with the Securities and Exchange Commission on December 10, 2010

Registration No. 333-169279

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UNI-PIXEL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3081	75-2926437
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8708 Technology Forest Pl, Ste 100

The Woodlands, TX 77381

(281) 825-4500

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Reed J. Killion

President and Chief Executive Officer

Uni-Pixel, Inc.

8708 Technology Forest Place, Suite 100

The Woodlands, Texas 77381

(281) 825-4500

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott D. Chenevert, Esq. Jones, Walker, Waechter, Poitevent, Carrère & Denègre LLP 8555 United Plaza Boulevard, Suite 500 Baton Rouge, Louisiana 70809 (225) 248-2116 (225) 248-3016 — Facsimile	Erick Richardson, Esq. Dorothy Vinsky, Esq. Richardson & Patel, LLP 10900 Wilshire Boulevard, Suite 500 Los Angeles, California 90024-6525 (310) 208-1182 (310) 208-1154 — Facsimile

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒   333-169279

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☒

This Registration Statement shall become effective upon filing with the SEC in accordance with Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (the “Amendment”) relates to the Registration Statement on Form S-1, as amended (File No. 333-169279), initially filed by the Registrant on September 9, 2010 and declared effective by the Securities and Exchange Commission on December 9, 2010 (“Prior Registration Statement”). The Registrant is filing this Amendment for the sole purpose of replacing Exhibits 1.1 and 3.1 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than supplementing Item 16(a) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

All exhibits filed or incorporated by reference in the Prior Registration Statement are incorporated by reference into, and shall be deemed to be part of, this Registration Statement, except for the following, which are filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement*
3.1	Composite Certificate of Incorporation*

* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of The Woodlands, State of Texas, on this 10th day of December, 2010.

UNI-PIXEL, INC.

By:	/s/ Reed J. Killion
Reed J. Killion
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Reed J. Killion and Robert J. Petcavich, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Reed J. Killion	President, Chief Executive Officer and Director	December 10, 2010
Reed J. Killion	(Principal Executive Officer)

/s/ Robert J. Petcavich	Chief Technology Officer, Senior Vice President	December 10, 2010
Robert J. Petcavich	and General Manager

/s/ Dan Van Ostrand	Senior Vice President Research and Development	December 10, 2010
Dan Van Ostrand

/s/ Jeffrey W. Tomz	Chief Financial Officer	December 10, 2010
Jeffrey W. Tomz	(Principal Accounting Officer)
(Principal Financial Officer)

/s/ Carl J. Yankowski	Director	December 10, 2010
Carl J. Yankowski

/s/ Bernard Marren	Chairman of the Board of Directors	December 10, 2010
Bernard Marren

/s/ Bruce Berkoff	Director	December 10, 2010
Bruce Berkoff

/s/ Ross Young	Director	December 10, 2010
Ross Young

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement*
3.1	Composite Certificate of Incorporation*

* Filed herewith